CKX LANDS, INC.

2022 Annual Report to Shareholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑   **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2022

or

☐   **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission File Number 1-31905

CKX Lands, Inc.

(Exact name of registrant as specified in its Charter)

Louisiana	**72-0144530**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
2417 Shell Beach Drive	**70601**
Lake Charles, LA	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code: **(337) 493-2399**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock with no par value	**CKX**	**NYSE American**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☑
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☑

The aggregate market value of the voting common equity held by non-affiliates of the registrant as of June 30, 2022 based on the closing price on that date of $11.13 was $15,294,346.

The number of shares of the registrant's Common Stock outstanding as of March 31, 2023, was 1,974,427.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement prepared in connection with the 2023 Annual Meeting of Stockholders are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K.

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FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

PART I

Item 1.	Business	1
Item 1A.	Risk Factors	3
Item 1B.	Unresolved Staff Comments	5
Item 2.	Properties	6
Item 3.	Legal Proceedings	6
Item 4.	Mine Safety Disclosure	6

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	6
Item 6.	[Reserved]	7
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	7
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	11
Item 8.	Financial Statements and Supplementary Data	11
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	12
Item 9A.	Controls and Procedures	12
Item 9B.	Other Information	13
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	13

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	13
Item 11.	Executive Compensation	13
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	13
Item 13.	Certain Relationships and Related Transactions, and Director Independence	14
Item 14.	Principal Accountant Fees and Services	14

PART IV

Item 15.	Exhibits, Financial Statement Schedules	14
Item 16.	Form 10-K Summary	15
Signatures		16

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the "Safe Harbor" provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements include, without limitation, the information contained under the heading "Outlook for Fiscal Year 2023" in Item 7 of this report, and any statements containing forward-looking terminology including "may," "should," "likely," "will," "believe," "expect," "anticipate," "estimate," "continue," "plan," "intend," "projects," or other similar words. These statements are not a guarantee of future performance and are subject to risks, uncertainties and other factors, some of which are set forth in "Item 1A. Risk Factors." Many risks are beyond our control and difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. Unless legally required, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information may be contained in the Company's future reports periodically filed with the SEC.

The "Company", "we," "us," and "our," refer to CKX Lands, Inc.

PART I

ITEM 1. BUSINESS

Business Description

CKX Lands, Inc., a Louisiana corporation, began operations in 1930 under the name Calcasieu Real Estate & Oil Co., Inc. It was originally organized as a spin-off by a bank operating in southwest Louisiana. The purpose of the spin-off was to form an entity to hold non-producing mineral interests which regulatory authorities required the bank to charge off. Over the years, as some of the mineral interests began producing, the Company used part of the proceeds to acquire land. In 1990, the Company made its largest acquisition when it was one of four purchasers who bought a fifty percent undivided interest in approximately 35,575 acres in southwest Louisiana.

Today the Company's income is derived from mineral royalties, timber sales and surface payments from its lands. CKX receives income from royalty interests and mineral leases related to oil and gas production, timber sales, land sales and surface rents. Although CKX is active in the management of its land and planting and harvesting its timber, CKX is passive in the production of income from oil and gas production in that CKX does not explore for oil and gas or operate wells. These oil and gas activities are performed by unrelated third parties.

CKX leases its property to oil and gas operators and collects income through its land ownership in the form of oil and gas royalties and lease rentals and geophysical revenues. The Company's oil and gas income fluctuates as new oil and gas production is discovered on Company land and then ultimately depletes or becomes commercially uneconomical to produce. The volatility in the daily commodity pricing of a barrel of oil or a thousand cubic feet, or "MCF," of gas will also cause fluctuations in the Company's oil and gas income. These commodity prices are affected by numerous factors and uncertainties external to CKX's business and over which it has no control, including the global supply and demand for oil and gas, and domestic and global economic conditions, among other factors.

CKX has small royalty interests in 20 different producing oil and gas fields. The size of each royalty interest is determined by the Company's net ownership in the acreage unit for the well. CKX's royalty interests range from 0.0045% for the smallest to 7.62% for the largest. As the Company does not own or operate the wells, it does not have access to any reserve information. Eventually, the oil and gas reserves under the Company's current land holdings will be depleted.

Timber income is derived from sales of timber on Company lands. The timber income will fluctuate depending on our ability to secure stumpage agreements in the regional markets, timber stand age, and/or stumpage commodity prices. Timber is a renewable resource that the Company actively manages.

Surface income is earned from various recurring and non-recurring sources. Recurring surface income is earned from lease arrangements for farming, recreational and commercial uses. Non-recurring surface income can include such activities as pipeline right of ways, and temporary worksite rentals.

In managing its lands, the Company relies on and has established relationships with real estate, forestry, environmental and agriculture consultants as well as attorneys with legal expertise in general corporate matters, real estate, and minerals.

The Company actively searches for additional real estate for purchase in Louisiana with a focus on southwest Louisiana and on timberland and agricultural land. When evaluating unimproved real estate for purchase, the Company will consider numerous characteristics including but not limited to, timber fitness, agriculture fitness, future development opportunities and/or mineral potential. When evaluating improved real estate for purchase, the Company will consider characteristics including, but not limited to, geographic location, quality of existing revenue streams, and/or quality of the improvements.

The Company's Board of Directors regularly evaluates a range of strategic alternatives that could increase shareholder value, and the Board and management conduct due diligence activities in connection with such alternatives. These include opportunities for growth though the acquisitions of land or other assets, business combinations, dispositions of assets and reinvestment of the proceeds, and other alternatives. We cannot assure you that the Board's evaluations or the Company's due diligence activities will result in any transaction or other course of action.

CKX does not perform or cause to be performed oil and gas producing activities inasmuch as: (1) we do not search for crude oil or natural gas in their natural states; (2) we do not acquire property for the purpose of exploration or the removing of oil and gas; and (3) we are not involved in construction, drilling and/or production activities necessary to retrieve oil and gas.

The Company does not spend any money on research and development.

Because of the nature of the Company's revenue streams, the effect of competition on the Company and its results of operations is not material.

Employees

The Company has two employees, both of whom are part-time. The Company is not subject to union contracts nor does the Company have any medical benefit, pension, profit sharing, option or deferred compensation programs. The Company has a stock incentive plan adopted in connection with the Executive Employment Agreement effective July 15, 2020, as amended, with its President, and the Company's Chief Financial Officer is also a participant in the plan. The plan permits the Company to grant restricted stock units or performance shares for up to 357,000 shares of its common stock. The Company granted awards for all 357,000 shares issuable under the plan on June 13, 2022. Of those awards, 14,622 restricted stock units and 31,584 performance share units vested and the underlying shares were issued during the year ended December 31, 2022. No awards were granted during the year ended December 31, 2021.

Customers

The Company's customers are those who have mineral leases on Company lands, purchase timber in competitive bids or execute surface leases for farming, hunting, right of ways or other purposes. During 2022, the Company received approximately 66.16% of its total revenues from the following customers:

Customer	Revenue Type	% of Total Revenue
Daylight Petroleum	Oil & Gas	14.32%
Talos Low Carbon Solutions, LLC	Oil & Gas	9.86%
Coteau Energy LLC	Oil & Gas	8.39%
Fortune Forest Products, LLC	Timber	7.86%
EOG Resources, Inc.	Oil & Gas	7.72%
C6 Operating LLC	Oil & Gas	6.18%
Bennett Timber Co., LLC	Timber	6.11%
Louisiana Timber Procurement	Timber	5.73%

Loss of cash receipts from any of these customers or revenue streams would have a material adverse effect on the Company.

Environmental and Other Governmental Regulations

The Company does not need government approval of its principal products or services except that the State of Louisiana must permit the size and location of all oil and gas producing units. The operator of the oil and gas units is responsible for this permitting process.

The operators of the wells are responsible for complying with environmental and other governmental regulations. However, should an operator abandon a well located on Company land without following prescribed procedures, the landowners could possibly be held responsible. The Company does not believe this would have a material effect on its financial condition.

ITEM 1A.   RISK FACTORS

Significant Risk Factors

In addition to the other information set forth in this report, you should carefully consider the following risks, which could materially affect our business, financial condition, or results of operations in future periods. The risks described below are not the only risks facing our Company. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, or results of operations in future periods.

Our operations and properties could be adversely affected by hurricanes or other adverse weather events, natural disasters, or other significant disruptions.

Our properties are located principally in southwest Louisiana, where major hurricanes and flooding have occurred. Depending on where any hurricane makes landfall or flooding occurs, our properties could be significantly damaged, and income-producing activities on our properties could be disrupted. In fact, approximately 33 percent of our standing timber was at least partially damaged, and oil and gas production on our lands was temporarily interrupted due to Hurricane Laura in August 2020. In addition, the occurrence and frequency of hurricanes and flooding in Louisiana could also negatively impact demand for the use of our real estate assets because of perceptions of hurricane and flooding risks. In addition to hurricanes, the occurrence of other natural disasters and climate conditions in Louisiana, such as tornadoes, fires, unusually heavy or prolonged rain, droughts, prolonged freezing temperatures and heat waves, could have an adverse effect on our ability to use our properties or realize income from our properties.

We have approximately 13,699 net acres of timberland in various stages of growth or age classes. A typical pine timber stand will be harvested after 30 to 35 years of growth with some thinning occurring during this time. A hardwood stand will be harvested after 45 to 50 years of growth. A natural disaster can have a material adverse effect on timber growth, reducing its value. In addition to hurricanes, natural disasters that could affect our timber lands include tornados, high winds, heavy rains and flooding, and/or fire caused by lightning or other sources.

If any of the events described above occurs, we may experience disruptions to our operations and damage to our properties, which could have an adverse effect on our business, our financial condition, our results of operations, and our cash flows.

Our land holdings are concentrated in southwest Louisiana, and we therefore may suffer economic harm because of adverse conditions in that region.

Our land holdings are located principally in southwest Louisiana. Due to the concentration of our properties in this area, our performance is dependent on local economic conditions. This area has experienced periods of economic decline in the past and may do so in the future.

We rely on third party managers for day-to-day property management of certain of our properties.

We rely on local third-party managers for the day-to-day management of our timberland properties. The cash flows from our timberland properties may be adversely affected if the property manager fails to provide quality services. These third-party managers may fail to manage our properties effectively or efficiently or in accordance with the terms of our agreement with them. If any of these events occurs, we could incur losses or face liabilities from the loss or injury to our property or to persons at our properties. In addition, disputes may arise between us and third-party managers, and we may incur significant expenses to resolve those disputes or terminate the relevant agreement with the third parties and locate and engage competent and cost-effective alternative service providers to manage the relevant properties. Additionally, third party managers may manage and own other properties that may compete with our properties, which may result in conflicts of interest and decisions regarding the operation of our properties that are not in our best interests.

Potential environmental liabilities could result in substantial costs to us or cause our land to lose value.

Under federal, state, and local environmental laws, ordinances and regulations, we may be required to investigate and clean up the effects of releases of hazardous substances or petroleum products on our properties because of current or past ownership or operation of oil and gas activities on our lands. If previously unidentified environmental problems arise, we may have to make substantial payments, which could adversely affect our cash flow. As an owner of properties, we may have to pay for property damage and for investigation and cleanup costs incurred in connection with a contamination. The law typically imposes cleanup responsibility and liability regardless of whether an owner knew of or caused the contamination. Changes in environmental regulations or the discovery of environmental damage on our lands may cause the value of our lands to decline, may impact the development potential of our undeveloped land or could increase operating costs due to the cost of complying with new regulations.

A significant portion of our revenues is derived from oil and gas activities on our lands. We rely on third parties to conduct that activity.

We rely on third parties to conduct oil and gas exploration and production activity on our lands. If we are not successful in attracting third parties to conduct that activity or if there is any significant interruption in existing activity on our lands, our results of operations, financial condition and cash flows, would be adversely affected. Additionally, our ability to generate future earnings depends on third parties finding new production on our land to replace present production as it is depleted. Oil and gas prices, as well as new technology, will affect the possibility of replacing present production.

Our revenues could be negatively impacted by declines in commodity prices for oil, natural gas, and timber, among others.

We earn a significant portion of our operating income from the sale of commodities produced from our lands: oil and gas, and timber. Fluctuations in the prices for these commodities will directly impact our cash flow, net income and financial condition.

Additionally, because certain of our lands are leased to farmers, declines in the commodity prices for the crops they grow may impact their ability to make lease payments, and therefore could adversely affect our cash flow, results of operations and financial condition.

The COVID-19 pandemic created a global health crisis and an unprecedented disruption of commercial activity around the world, including in Louisiana. The severity and effect of the pandemic are constantly evolving, and its future consequences are uncertain, so we cannot predict how it may affect our future financial condition and results of operations.

In response to the COVID-19 pandemic, government authorities around the world implemented "stay-at-home" and other social distancing orders, travel restrictions, quarantines and other measures that required many businesses, including some of our business partners and customers, to close or limit their operations. Disruptions in commercial activity and changes in consumer spending resulting from the pandemic significantly affected worldwide commerce and the global economy. Although we operated continuously throughout the pandemic, and while effective COVID-19 vaccines, treatments and other measures have led to improved conditions in the U.S. and many other countries, we cannot predict how the pandemic and new variants of coronavirus could impact our operations in the future. Among other possible effects, the pandemic could materially and adversely affect us in the following ways:

- We have two employees, who are our President/Treasurer and Chief Financial Officer. Although our Board of Directors has an emergency management succession plan in case they become unavailable due to illness or death from COVID-19 (or for other reasons), the transition in management to their interim successors may be impeded by the lack of other employees. In addition, it may be more difficult for our Board of Directors to attract and retain a permanent replacement for their positions. Likewise, if a significant number of our directors were to be incapacitated by the virus, the continuity of our operations might be materially and adversely affected.
- We depend on third parties for the generation of revenues, such as exploration and production companies, land management companies, surface lessees and timber mills. If any of these businesses limit or suspend their operations due to the pandemic or its economic effects, our operations could be materially, adversely affected. We may be unable to determine whether declines in income-producing activities on our lands are the result of the pandemic or other conditions.
- A recession in Louisiana where our lands are located may depress the values of our lands and falling commodity prices could continue to reduce certain of our revenue streams.

The direct and indirect effects of the pandemic are widespread and may evolve. It is possible that the pandemic and economic conditions resulting from the pandemic could affect our business in the future in ways that we do not or cannot now anticipate.

Our overall business is subject to risks associated with the real estate industry.

We are subject to all risks related to investment in real estate, many of which relate to the general lack of liquidity of real estate investments, including, but not limited to:

- changes in general or local economic conditions where our properties are located, including but not limited to the recent increase in interest rates and broad uncertainty regarding U.S. macroeconomic conditions;
- lack of availability of financing at favorable rates (or at all) that may render the purchase, sale or refinancing of a property more difficult or unattractive;
- changes in real estate and zoning laws; and
- increases in real estate taxes and insurance costs.

Our common stock may not have an active, liquid, and orderly trading market, and our stock price may be volatile.

Our common stock may not have an active, liquid, and orderly trading market due to the relatively low number of shares that are available for trading. Active, liquid, and orderly trading markets usually result in less price volatility and more efficiency in carrying out purchase and sale orders. The trading volume in our common stock may fluctuate and cause price variations to occur.

The market price of our common stock could also vary significantly because of a number of other factors, some of which are beyond our control, including the following:

- actual or anticipated variations in our quarterly operating results or dividends;
- changes in our results of operations or cash flows;
- publication of research reports about us or the real estate industry;
- changes in market valuations of similar companies;
- speculation in the press or investment community;
- the realization of any of the other risk factors presented in this annual report;
- the extent of investor interest in our common stock;
- our underlying asset value;
- investor confidence in the stock and bond markets, generally;
- changes in tax laws; and
- general market and economic conditions.

If the per share trading price of our common stock declines significantly, stockholders may be unable to resell their shares at or above the price paid for them. We cannot assure stockholders that the per share trading price of our common stock will not fluctuate or decline significantly in the future.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flows and our ability to pay dividends on, and the per share trading price of, our common stock.

We could be adversely affected if we grow our Company by acquiring additional land or other assets, including operating businesses, but fail to successfully integrate the acquired asset into our existing business.

Our Board of Directors regularly evaluates a range of strategic alternatives and the Board and management conduct due diligence activities in connection with such alternatives. These include opportunities for growth though the acquisitions of land or other assets or business combinations, dispositions of assets and reinvestment of the proceeds, and other alternatives. We cannot assure you that the Board's evaluations or the Company's due diligence activities will result in any transaction or other course of action. For example, we may have difficulty identifying suitable assets to acquire or consummating transactions on terms that are favorable.

We also cannot assure you that any transaction we do enter into will be successful. Significant expansion involves risks, such as:

- the availability and terms of financing for the transaction and its effect on our financial condition;
- increased expenses and working capital needs;
- successfully integrating an acquired asset into our existing business, including:
  - o the distraction of our current management from our existing business operations;
  - o the potential loss of key employees or customers of an acquired business;
  - o identifying key managers to run an acquired business;
  - o implementing and maintaining consistent standards, controls, procedures and information systems across the company;
  - o managing the geographic distance of an acquired asset from our other assets and management team; and
  - o exposure to unforeseen or undisclosed liabilities of any acquired asset.

If we are unable to integrate a new asset into our existing business and manage a larger overall company efficiently, the expansion could adversely affect our operations, financial results and prospects, and we might not realize the cost savings and synergies we expected from the expansion. Additionally, the diversion of management's time and attention from our day-to-day operations could adversely impact our performance.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2.   PROPERTIES

The Company owns approximately 13,699 net acres all located in Louisiana. The approximate gross and net acres located in each Louisiana parish are presented below.

Parish	Gross Acres	Net Acres	Segment(s)
Calcasieu	15,761	4,660	Oil and gas, timber and surface
Jefferson Davis	9,759	2,330	Oil and gas, timber and surface
Allen	7,988	2,428	Oil and gas, timber and surface
Beauregard	7,323	3,554	Oil and gas, timber and surface
Cameron	1,248	274	Oil and gas, surface
LaFourche	240	40	Oil and gas
Natchitoches	200	200	Timber
Vermilion	180	30	Oil and gas, surface
Rapides	129	129	Timber
St. Landry	42	4	Timber
Sabine	50	50	Timber
Total	42,920	13,699	

Included in the 13,699 net acres presented above, are approximately 7,392 acres owned 100% by the Company. The Louisiana parish location for these 100% owned lands is presented below:

Parish	Acres	Segment(s)
Beauregard	2,720	Oil and gas, timber and surface
Calcasieu	2,326	Oil and gas, timber and surface
Allen	1,121	Oil and gas, timber and surface
Jefferson Davis	684	Timber and surface
Natchitoches	200	Timber and surface
Cameron	162	None
Rapides	129	Timber
Sabine	50	Timber
Total	7,392	

For management purposes, the Company classifies the 13,699 net acres owned by CKX as follows: 10,357 net acres are timber lands, 2,253 net acres are agriculture lands, 895 net acres are marsh lands, and 194 net acres are located in metropolitan areas.

ITEM 3.   LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. The Company was not involved in any legal proceedings as of December 31, 2022.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock trades on the NYSE American under the trading symbol CKX.

Common Stock

As of March 24, 2023, there were 1,974,427 shares outstanding. There were no sales of unregistered securities of the Company and no purchases of CKX equity securities by the Company during 2022 (other than shares that were withheld by the Company to satisfy tax withholding obligations of stock plan participants incurred upon the vesting of stock awards).

Holders

On March 24, 2023, we had 284 stockholders of record.

Dividend Policy

The Company does not currently pay dividends on a regular basis. In determining whether to declare a dividend, the Board of Directors takes into account the Company's prior fiscal year's cash flows from operations and the current economic conditions among other information deemed relevant.

Pursuant to a dividend reversion clause in the Company's Articles of Incorporation, dividends not claimed within one year after a dividend becomes payable will expire and revert in full ownership to the Company and the Company's obligation to pay such dividend will cease. During 2022 and 2021, the Company received no dividend reversions.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the notes to those financial statements appearing elsewhere in this Report.

Overview

CKX Lands, Inc., a Louisiana corporation, began operations in 1930 under the name Calcasieu Real Estate & Oil Co., Inc. It was originally organized as a spin-off by a bank operating in southwest Louisiana. The purpose of the spin-off was to form an entity to hold non-producing mineral interests which regulatory authorities required the bank to charge off. Over the years, as some of the mineral interests began producing, the Company used part of the proceeds to acquire land. In 1990, the Company made its largest acquisition when it was one of four purchasers who bought a fifty percent undivided interest in approximately 35,575 acres in southwest Louisiana.

Today the Company's income is derived from mineral royalties, timber sales and surface payments from its lands. CKX receives income from royalty interests and mineral leases related to oil and gas production, timber sales, land sales and surface rents. Although CKX is active in the management of its land and planting and harvesting its timber, CKX is passive in the production of income from oil and gas production in that CKX does not explore for oil and gas or operate wells. These oil and gas activities are performed by unrelated third parties.

CKX leases its property to oil and gas operators and collects income through its land ownership in the form of oil and gas royalties and lease rentals and geophysical revenues. The Company's oil and gas income fluctuates as new oil and gas production is discovered on Company land and then ultimately depletes or becomes commercially uneconomical to produce. The volatility in the daily commodity pricing of a barrel of oil or a thousand cubic feet, or "MCF," of gas will also cause fluctuations in the Company's oil and gas income. These commodity prices are affected by numerous factors and uncertainties external to CKX's business and over which it has no control, including the global supply and demand for oil and gas, and domestic and global economic conditions, among other factors.

CKX has small royalty interests in 20 different producing oil and gas fields. The size of each royalty interest is determined by the Company's net ownership in the acreage unit for the well. CKX's royalty interests range from 0.0045% for the smallest to 7.62% for the largest. As the Company does not own or operate the wells, it does not have access to any reserve information. Eventually, the oil and gas reserves under the Company's current land holdings will be depleted.

Timber income is derived from sales of timber on Company lands. The timber income will fluctuate depending on our ability to secure stumpage agreements in the regional markets, timber stand age, and/or stumpage commodity prices. Timber is a renewable resource that the Company actively manages.

Surface income is earned from various recurring and non-recurring sources. Recurring surface income is earned from lease arrangements for farming, recreational and commercial uses. Non-recurring surface income can include such activities as pipeline right of ways, and temporary worksite rentals.

In managing its lands, the Company relies on and has established relationships with real estate, forestry, environmental and agriculture consultants as well as attorneys with legal expertise in general corporate matters, real estate, and minerals.

The Company actively searches for additional real estate for purchase in Louisiana with a focus on southwest Louisiana and on timberland and agricultural land. When evaluating unimproved real estate for purchase, the Company will consider numerous characteristics including but not limited to, timber fitness, agriculture fitness, future development opportunities and/or mineral potential. When evaluating improved real estate for purchase, the Company will consider characteristics including, but not limited to, geographic location, quality of existing revenue streams, and/or quality of the improvements.

The Company's Board of Directors regularly evaluates a range of strategic alternatives that could increase shareholder value, and the Board and management conduct due diligence activities in connection with such alternatives. These include opportunities for growth though the acquisitions of land or other assets, business combinations, dispositions of assets and reinvestment of the proceeds, and other alternatives. We cannot assure you that the Board's evaluations or the Company's due diligence activities will result in any transaction or other course of action.

Recent Developments

In the first quarter of 2019, the Company began developing several ranchette-style subdivisions on certain of its lands in Calcasieu and Beauregard Parishes using existing road rights of way. The Company has identified demand in those areas for ranchette-style lots, which consist of more than three acres each, and the Board of Directors and management believe this project will allow the Company to realize a return on its investment in the applicable lands after payment of expenses. The Company has completed and recorded plats for three subdivisions. The three subdivisions are located on approximately 415 acres in Calcasieu Parish and approximately 160 acres in Beauregard Parish and contain an aggregate of 39 lots. As of December 31, 2022, the Company has closed on the sale of 21 of the 39 lots. As of the date of this report one sale was pending, and the Company is actively marketing the remaining lots.

The Company is working to identify additional undeveloped acres owned by the Company in Southwest Louisiana that would likewise be suitable for residential subdivisions.

Summary of Fiscal Year 2022 Results

The Company's net loss for the year ended December 31, 2022 was a decrease of $2,137,067 from net income of $819,349 for the year ended December 31, 2021. This decrease was attributable to lower gains on sales of land by approximately $1.0 million and current year stock compensation expense of approximately $2.3 million attributable to the Company's first ever grant of stock-based compensation, which occurred in the second quarter of the fiscal year. The Company has granted awards for all of the shares that are issuable under its stock incentive plan, and no further awards may be made under the plan.

Results of Operations - for the years ended December 31, 2022 and 2021

Revenue

Total revenues for 2022 were $1,105,494, an increase of approximately 48% when compared with 2021 revenues of $744,545. Total revenue consists of oil and gas, timber, and surface revenues. Components of revenues for the year ended December 31, 2022 as compared to 2021, are as follows:

	Years Ended December 31,			
	2022	2021	Change from Prior Year	Percent Change from Prior Year
Revenues:				
Oil and gas	$ 596,755	$ 364,907	$ 231,848	63.5%
Timber sales	219,974	151,102	68,872	45.6%
Surface revenue	288,765	228,536	60,229	26.4%
Total revenues	$ 1,105,494	$ 744,545	$ 360,949	48.5%

Oil and Gas

Oil and gas revenues were 54% and 49% of total revenues for 2022 and 2021, respectively. A breakdown of oil and gas revenues for the years ended December 31, 2022, as compared to 2021 are as follows:

| | Years Ended December 31, | | Change from Prior Year | Percent Change from Prior Year |
	2022	2021		
Oil	$ 455,277	$ 324,198	$ 131,079	40.4%
Gas	108,852	36,957	71,895	194.5%
Lease and geophysical	32,626	3,752	28,874	769.6%
Total revenues	$ 596,755	$ 364,907	$ 231,848	63.5%

CKX received oil and/or gas revenues from 95 and 73 wells during the years ended December 31, 2022 and 2021, respectively.

The following schedule summarizes barrels and MCF produced and average price per barrel and per MCF for the years ended December 31, 2022 and 2021:

| | Years Ended December 31, | |
	2022	2021
Net oil produced (Bbl)(2)	4,719	5,072
Average oil sales price (per Bbl)(1,2)	$ 96.48	$ 63.92
Net gas produced (MCF)	14,891	10,410
Average gas sales price (per MCF)(1)	$ 7.31	$ 3.55

(1) Before deduction of production costs and severance taxes
(2) Excludes plant products

Oil revenues increased for the year ended December 31, 2022, as compared to 2021, by $131,079. Gas revenues increased for the year ended December 31, 2022, as compared to 2021, by $71,895. As indicated from the schedule above, the increase in oil revenues was due to an increase in net oil produced and an increase in the average oil sales price per barrel. The increase in gas revenues was due to an increase in the average price per MCF and an increase in net gas produced.

The following eight fields produced 94.31% of the Company's oil and gas revenues in 2022. The following table shows the number of barrels of oil (Bbl Oil) and MCF of gas (MCF Gas) produced from these fields.

Field	Bbl Oil	MCF Gas
South Bear Head Creek	2,139	948
Reeves	608	354
Gonzales County	830	290
Castor Creek	406	-
Cowards Gully	1,257	-
South Lake Charles	209	2,239
Lake Arthur	106	2,186
South Elton	50	4,323

The following eight fields produced 96.42% of the Company's oil and gas revenues in 2021. The following table shows the number of barrels of oil (Bbl Oil) and MCF of gas (MCF Gas) produced from these fields.

Field	Bbl Oil	MCF Gas
South Bear Head Creek	1,260	2,476
Reeves	881	163
Gonzales County	840	493
Castor Creek	680	0
Cowards Gully	500	109
South Lake Charles	348	3,143
Lake Arthur	77	1,893
North Indian Village	334	1,565

The Company was a lessor in the following non-producing mineral leases:

Activity	2022	2021
Bonus lease	0	0
Delay lease	1	1
Gross acres	5152	230
Net acres	859	38

Lease and geophysical revenues increased for the year ended December 31, 2022, as compared to 2021, by $28,874. These revenues are dependent on oil and gas producers' activities, are not predictable and can vary significantly from year to year.

Timber

Timber revenues were 20% and 20% of total revenues for 2022 and 2021, respectively. Timber revenues increased for the year ended December 31, 2022, as compared to the year ended December 31, 2021, by $68,872. Management believes demand for timber in the Company's region has improved over the last year, partially driven by end customers investing in additional mill assets that are more proximate to the Company's timber.

Surface

Surface revenues were 26% and 31% of total revenues for 2022 and 2021, respectively. Surface revenues increased for the year ended December 31, 2022, as compared to 2021, by $60,229. This increase is reflective of increased economic activity in the region, including industrial project development and pipeline construction.

Costs and Expenses

Oil and gas costs increased for the year ended December 31, 2022 as compared to 2021 by $8,627. These variances are due to the normal variations in year to year costs, which correlate directly with variations in revenues.

Timber costs increased for the year ended December 31, 2022 as compared to 2021 by $16,980. This is primarily due to increased timber management costs.

General and administrative expenses increased for the year ended December 31, 2022 as compared to 2021 by $2,224,144. This is primarily due to increased officer stock-based compensation offset by a decrease in commissions and transaction fees.

Gain on Sale of Land and Equipment

Gain on sale of land was $18,972 and $1,025,735 for the years ended December 31, 2022 and 2021, respectively. For the year ended December 31, 2022, this consisted of a gain on the sale of two tracts of land. For the year ended December 31, 2021, this consisted of 19 tracts of land including 13 lots in subdivisions and one sale to a local government for a water plant.

Outlook for Fiscal Year 2023

The Company will continue to consider and evaluate commercial, agricultural and timber lands, and other business opportunities for acquisitions and to evaluate its current holdings for divestiture. The Company will consider purchases outside of southwest Louisiana and will consider developing its properties for commercial or residential purposes.

The Company will continue to actively market its timber. Due to damage to the Company's timber stands from Hurricanes Laura and Delta in 2020, the Company sold some of its timber in 2021 at salvage prices. Stumpage prices have improved year over year, and management is optimistic they will continue to improve. The Company will seek to enter into additional stumpage agreements.

The Company began directly managing its lands in 2017, except for approximately 5,030 acres of timber property in which the Company owns an undivided 1/6 interest, which is managed by Walker Louisiana Properties. The Company believes direct land management and continuing economic activity in southwest Louisiana may be a catalyst for increased surface revenue.

Liquidity and Capital Resources

Sources of Liquidity

The Company's current assets totaled $8,307,928 and current liabilities equaled $267,176 at December 31, 2022.

As of December 31, 2022, and 2021, the Company had no outstanding debt.

In the opinion of management, cash and cash equivalents are adequate for projected operations and possible land acquisitions.

The Company's Board of Directors regularly evaluates a range of strategic alternatives that could increase shareholder value, and the Board and management conduct due diligence activities in connection with such alternatives. These include opportunities for growth though the acquisitions of land or other assets or business combinations, dispositions of assets and reinvestment of the proceeds, and other alternatives. The cost and terms of any financing to be raised in conjunction with any growth opportunity, including the Company's ability to raise debt or equity capital on terms and at costs satisfactory to the Company, and the effect of such opportunities on the Company's balance sheet, are critical considerations in any such evaluation.

Analysis of Cash Flows

Net cash provided by (used in) operating activities changed by $677,364 to $413,691 for the year ended December 31, 2022, compared to ($263,673) for the year ended December 31, 2021. The change in cash provided by (used in) operating activities was attributable primarily to the increase in sales of $360,949 and a decrease in operating expenses, excluding the increase of stock-based compensation expense and gain on sale of land.

Net cash provided by (used in) investing activities was $(498,765) and $1,210,291 for the years ended December 31, 2022 and 2021, respectively. For the year ended December 31, 2022, this consisted of purchases of certificates of deposit of $1,000,000, costs of reforesting timber of $16,461, and purchase of property and equipment of $12,835, offset by sales of mutual funds of $511,559 and proceeds from the sale of fixed assets of $18,972. For the year ended December 31, 2021, this included proceeds from the sale of fixed assets of $1,233,197, partially offset by purchases of mutual funds of $237, costs of reforesting timber of $18,606 and purchases of land of $4,063.

Net cash provided by (used in) financing activities was $(176,592) and $0 for the year ended December 31, 2022, and 2021, respectively. For the year ended December 31, 2022, this consisted of repurchases of common stock of $176,592.

Significant Accounting Policies

For a discussion of significant accounting policies, see Note 1 in the notes to our audited financial statements included elsewhere in this Form 10-K.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "special purpose entities" (SPEs).

ITEM 7A.   QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Disclosure in response to this item is not required of a smaller reporting company.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPORTING DATA

The Company's financial statements, together with the report of the independent registered public accounting firm thereon and the notes thereto, are presented beginning at page F-1. The Company's balance sheets as of December 31, 2022 and 2021 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended have been audited by MaloneBailey, LLP. MaloneBailey, LLP is an independent registered public accounting firm. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to Regulation S-K as promulgated by the Securities and Exchange Commission and are included herein pursuant to Part II, Item 8 of this Form 10-K.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We conducted an evaluation, under the supervision and with the participation of our principal executive and financial officers, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures also include, without limitation, controls and procedures that are designed to provide reasonable assurance that such information is accumulated and communicated to our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

The evaluation of our disclosure controls and procedures included a review of the control objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in this Annual Report on Form 10-K. After conducting this evaluation, our principal executive and financial officers concluded that our disclosure controls and procedures, as defined by Rule 13a-15(e) under the Exchange Act, were effective as of December 31, 2022 to provide reasonable assurance that information required to be disclosed in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and was accumulated and communicated to our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Internal control over financial reporting is the process designed under the principal executive and financial officers' supervision, and effected by our Board of Directors, the principal executive and financial officers and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, an effective control system, no matter how well designed and operated, can provide only reasonable assurance of achieving the designed control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Under the supervision and with the participation of our principal executive and financial officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, as required by Exchange Act Rule 13a-15(c). In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 Internal Control - Integrated Framework. Based on our assessment under the framework in Internal Control - Integrated Framework (2013 framework), our principal executive and financial officers concluded that our internal control over financial reporting was not effective as of December 31, 2022, due to a material weakness.

In 2022, management retained a third-party service provider to assist with developing a valuation methodology for the estimation of accruals for share-based compensation expense. The valuation methodology used by the Company did not correctly determine the fair value and derived service period of certain share-based awards that were granted during the year ended December 31, 2022, which resulted in adjustments to stock-based compensation expense. The terms of the awards have not changed, no new awards have been granted, and the accrual of additional compensation expense is based solely upon a change in accounting conventions by the Company. The changes to our expense recognition policies do not reflect, in management's opinion, an increased likelihood of awards vesting. Management believes that the impact of the material weakness was limited to the valuation methodology employed for calculating our share-based compensation expense.

In response to the above, management has adopted a policy to consider and retain third-party service providers for matters relating to significant accounting policies in consultation with and with the approval of the audit committee of the Board of Directors.. Having now adopted a share-based payment valuation methodology that complies with GAAP, and in light of management's policy regarding the selection of third-party service providers, management believes it has eliminated the material weakness.

Changes in Internal Controls over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2022 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We believe that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within any company have been detected.

Item 9B.   OTHER INFORMATION

None.

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.


PART III


ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by Item 10 will be included in the Registrant's definitive proxy statement to be filed pursuant to Section 14(a) of the Exchange Act of 1934 and is incorporated herein by reference.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by Item 11 will be included in the Registrant's definitive proxy statement to be filed pursuant to Section 14(a) of the Exchange Act of 1934 and is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Certain information required by Item 12 will be included in the Registrant's definitive proxy statement to be filed pursuant to Section 14(a) of the Exchange Act and is incorporated herein by reference.

The following table provides information as of December 31, 2022, about equity compensation plans (including individual compensation arrangements) under which equity securities of the Registrant are authorized for issuance. The Registrant's only equity compensation plan is its stock incentive plan approved by its shareholders on May 6, 2021. Awards under the plan must consist of restricted stock units and performance shares. As of the date of this report, awards for all of the shares issuable under the plan have been granted.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	357,000	–	–
Equity compensation plans not approved by security holders	–	–	–
Total	357,000	–	–

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 13 will be included in the Registrant's definitive proxy statement to be filed pursuant to Section 14(a) of the Exchange Act and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The information required by Item 14 will be included in the Registrant's definitive proxy statement to be filed pursuant to Section 14(a) of the Exchange Act and is incorporated herein by reference.


PART IV


ITEM 15. EXHIBITS, FINANCIAL STATEMENTS SCHEDULES

(a) Documents filed as part of this report:

(1) Financial Statements. The financial statements filed as part of this report are listed in the Table of Contents to Financial Statements appearing immediately after the signature page of this Form 10-K and are included herein by reference.

(2) Financial Statement Schedules. Financial Statement Schedules are not required.

(3) Exhibits. See (b) below

(b) Exhibits:

3.1   Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Form 10-K (File No. 001-31905) for year ended December 31, 2018 filed on March 21, 2019).

3.2   Amendment to Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 to Form 10-K (File No. 001-31905) for year ended December 31, 2003 filed on March 19, 2004).

3.3   Articles of Amendment to the Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.3 to Form 10-K (File No. 001-31905) for year ended December 31, 2018 filed on March 21, 2019).

3.4   Amended and Restated By-Laws of the Registrant (incorporated by reference to Exhibit 3.1 to Form 8-K (File No. 001-31905) filed on August 9, 2019).

4.1   Description of capital stock (incorporated by reference to Exhibit 4.1 to Form 10-K (File No. 001-31905) for the year ended December 31, 2019, filed on March 16, 2020).

10.1+   First Amended and Restated Executive Employment Agreement between the Registrant and William Gray Stream dated May 9, 2022 (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 001-31905) filed on May 9, 2022).

10.2+   Executive Employment Agreement between the Registrant and Scott Stepp dated May 9, 2022 (incorporated by reference to Exhibit 10.2 to Form 8-K (File No. 001-31905) filed on May 9, 2022).

10.3+   CKX Lands, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8 filed on May 28, 2021, Registration No. 333-256589).

10.4+   Stock Award Agreement dated June 13, 2022 between the Registrant and W. Gray Stream (incorporated by reference to Exhibit 10.4 to Form 10-Q (File No. 001.-31905) for the quarter ended June 30, 2022).

10.5+   Stock Award Agreement dated June 13, 2022 between the Registrant and Scott A. Stepp (incorporated by reference to Exhibit 10.3 to Form 10-Q (File No. 001.-31905) for the quarter ended June 30, 2022).

23.1*   Consent of MaloneBailey, LLP.

31.1*   Certification of W. Gray Stream, President and Treasurer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*   Certification of Scott Stepp, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1**   Certification of W. Gray Stream, President and Treasurer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2**   Certification of Scott Stepp, Chief Financial Officer, pursuant to 18 U.S.C. Section 1320 and Section 906 of the Sarbanes- Oxley Act of 2002.

101.INS*   Inline XBRL Instance
101.SCH*   Inline XBRL Taxonomy Extension Schema
101.CAL*   Inline XBRL Taxonomy Extension Calculation
101.DEF*   Inline XBRL Taxonomy Extension Definition
101.LAB*   Inline XBRL Taxonomy Extension Labels
101.PRE*   Inline XBRL Taxonomy Extension Presentation
104   Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101)

* Filed herewith
**Furnished herewith
+ Management contract or compensatory plan or arrangement.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 31, 2023.

CKX LANDS, INC.

By:

/s/W. Gray Stream
W. Gray Stream
President
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 31, 2023.

/s/ W. Gray Stream
W. Gray Stream   President and Chairman of the Board of Directors
                                   (Principal Executive Officer)

/s/ Scott A. Stepp
Scott A. Stepp   Chief Financial Officer
                                   (Principal Financial Officer)

/s/ Lee W. Boyer
Lee W. Boyer   Secretary and Director

/s/ Keith Duplechin
Keith Duplechin   Director

/s/ Daniel J. Englander
Daniel J. Englander   Director

/s/ Max H. Hart
Max H. Hart   Director

/s/ Lane LaMure
Lane LaMure   Director

/s Eugene T. Minvielle, IV
Eugene T. Minvielle   Director

/s/ Mary Leach Werner
Mary Leach Werner   Director

CKX LANDS, INC.

CONTENTS

FINANCIAL STATEMENTS   Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID: 206) F-2

BALANCE SHEETS F-3

STATEMENTS OF OPERATIONS F-4

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY.. F-5

STATEMENTS OF CASH FLOWS... F-6

NOTES TO FINANCIAL STATEMENTS F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
CKX Lands, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of CKX Lands, Inc. (the "Company") as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ MaloneBailey, LLP
www.malonebailey.com
We have served as the Company's auditor since 2015.
Houston, Texas
March 31, 2023

CKX LANDS, INC.
BALANCE SHEETS

		December 31,		
		2022		2021
ASSETS				
Current assets:				
Cash and cash equivalents	$	7,148,207	$	7,409,873
Certificates of deposit		1,004,603		-
Equity investment in mutual funds		-		502,832
Accounts receivable		126,423		50,739
Prepaid expense and other assets		28,695		35,405
Total current assets		8,307,928		7,998,849
Property and equipment, net		9,079,612		9,056,238
Deferred tax asset		300,050		-
Total assets	$	17,687,590	$	17,055,087

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:				
Trade payables and accrued expenses	$	37,626	$	111,123
Unearned revenue		229,550		150,113
Total current liabilities		267,176		261,236
Deferred income tax payable		-		187,664
Total liabilities		267,176		448,900
Stockholders' equity:				
Common stock, 3,000,000 shares authorized, no par value, 1,988,701 and 1,974,427 shares issued and outstanding, respectively as of December 31, 2022, and 1,942,495 shares issued and outstanding as of December 31, 2021		59,335		59,335
Additional paid in capital		2,308,537		-
Treasury stock, 10,166 shares, at cost		(176,592)		-
Retained earnings		15,229,134		16,546,852
Total stockholders' equity		17,420,414		16,606,187
Total liabilities and stockholders' equity	$	17,687,590	$	17,055,087

The accompanying notes are an integral part of these financial statements.

CKX LANDS, INC.
STATEMENTS OF OPERATIONS

| | Years Ended December 31, | |
	2022	2021
Revenues:		
Oil and gas	$ 596,755	$ 364,907
Timber sales	219,974	151,102
Surface revenue	250,432	190,203
Surface revenue - related party	38,333	38,333
Total revenue	1,105,494	744,545
Costs, expenses and (gains):		
Oil and gas costs	50,312	41,685
Timber costs	28,664	11,684
Surface costs	7,273	-
General and administrative expense	2,875,718	651,574
Depreciation expense	5,039	2,027
Gain on sale of land	(18,972)	(1,025,735)
Total costs, expenses and (gains)	2,948,034	(318,765)
(Loss) income from operations	(1,842,540)	1,063,310
Interest income	35,340	15,625
Miscellaneous income	1,769	4,384
(Loss) income before income taxes	(1,805,431)	1,083,319
Federal and state income tax expense (benefit):		
Current	-	263,970
Deferred	(487,713)	-
Total income taxes	(487,713)	263,970
Net (loss) income	$ (1,317,718)	$ 819,349
Net income (loss) per share:		
Basic and diluted	$ (0.67)	$ 0.42
Weighted-average shares used in per share calculation:		
Basic and diluted	1,958,865	1,942,495

The accompanying notes are an integral part of these financial statements.

CKX LANDS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Treasury	Additional Paid-In	Retained	Total
	Shares	Amount	Stock	Capital	Earnings	Equity
Balances, December 31, 2021..........	1,942,495	$ 59,335	$ -	$ -	$ 16,546,852	$ 16,606,187
Issuances under share-based compensation	46,206	-	-	-	-	-
Share-based compensation...............	-	-	-	2,308,537	-	2,308,537
Repurchases of common stock.........	-	-	(176,592)	-	-	(176,592)
Net loss	-	-	-	-	(1,317,718)	(1,317,718)
Balances, December 31, 2022..........	1,988,701	$ 59,335	$ (176,592)	$ 2,308,537	$ 15,229,134	$ 17,420,414

	Common Stock		Treasury	Additional Paid-In	Retained	Total
	Shares	Amount	Stock	Capital	Earnings	Equity
Balances, December 31, 2020...........	1,942,495	$ 59,335	$ -	$ -	$ 15,727,503	$ 15,786,838
Net income..	-	-	-	-	819,349	819,349
Balances, December 31, 2021...........	1,942,495	$ 59,335	$ -	$ -	$ 16,546,852	$ 16,606,187

The accompanying notes are an integral part of these financial statements.

CKX LANDS, INC.
STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2022	**2021**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (1,317,718)	$ 819,349
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation expense	5,039	2,027
Deferred income tax expense	(300,050)	-
Depletion expense	883	563
Gain on sale of land	(18,972)	(1,025,735)
Unrealized (gain) loss on equity investment in mutual funds	(8,727)	-
Share-based compensation	2,308,537	-
Changes in operating assets and liabilities:		
(Increase) decrease in current assets	(73,577)	21,082
Increase (decrease) in current liabilities	(181,724)	(80,959)
Net cash provided by (used in) operating activities	413,691	(263,673)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of certificates of deposit	(1,000,000)	-
Sales of mutual funds	511,559	(237)
Purchase of property and equipment	(12,271)	-
Costs of reforesting timber	(16,461)	(18,606)
Purchases of land	(564)	(4,063)
Proceeds from the sale of fixed assets	18,972	1,233,197
Net cash (used in) provided by investing activities	(498,765)	1,210,291
CASH FLOWS FROM FINANCING ACTIVITIES		
Repurchases of common stock	(176,592)	-
Net cash used in investing activities	(176,592)	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	(261,666)	946,618
Cash and cash equivalents, beginning of the period	7,409,873	6,463,255
Cash and cash equivalents, end of the period	$ 7,148,207	$ 7,409,873
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ 289,423
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES		
Sale of land accrued in accounts receivable	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Note 1:   Nature of Business and Significant Accounting Policies

Nature of Business

The Company was incorporated in the State of Louisiana on June 27, 1930. The Company's business is the ownership and management of land. The primary activities consist of leasing its properties for minerals (oil and gas), raising and harvesting timber, and surface use (agriculture, right of ways, hunting).

Significant Accounting Policies

Basis of Presentation and Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain prior period amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

Risks and Uncertainties

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. While the Company did not incur significant disruptions to its operations during 2020, 2021, or 2022 from COVID-19, it is unable at this time to predict the impact that COVID-19 or new variants of the novel coronavirus could have on its business, financial position, and operating results in future periods due to numerous uncertainties and is closely monitoring the impact of the pandemic on all aspects of its business.

Concentration of Credit Risk

The Company maintains its cash balances in seven financial institutions. At times, cash balances may be in excess of the Federal Deposit Insurance Corporation's insured limit of $250,000. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk on its cash balances.

Cash Equivalents

Cash equivalents are highly liquid debt instruments with original maturities of three months or less when purchased.

Equity Investment

In January 2016, the FASB issued ASU 2016-01, "*Financial Instruments – Overall (Subtopic 825-10): Recognition of Financial Assets and Financial Liabilities,*" *(ASU 2016-01),* which makes targeted amendments to the guidance for recognition, measurement, presentation, and disclosure of financial instruments. The guidance under ASU 2016-01 requires equity investments, other than equity method investments, to be measured at fair value with changes in fair value recognized in net income. As of December 31, 2022, and 2021, the Company classified $0 and $502,832, respectively, of mutual funds as equity securities. The Company invests in ultra-short, high quality U.S. dollar money market funds, foreign funds, and obligations issued by the U.S. Government.

Accounts Receivable

The Company's accounts receivable consists of incomes received after quarter-end for royalties produced prior to quarter-end. When there are royalties that have not been received at the time of the preparation of the financial statements for months in the prior quarter, the Company estimates the amount to be received based on the average of the most recent 12 month's royalties that were received from that particular well. The Company does not maintain an allowance for doubtful accounts because other than the accrual for earned but not received royalties, it has no accounts receivable.

Property, Building and Equipment

Property, building, and equipment is stated at cost. Major additions are capitalized. Maintenance and repairs are charged to income as incurred. Depreciation is computed on the straight-line and accelerated methods over the following estimated useful lives of the assets:

Furniture and equipment (years)	5 - 7
Land improvements (years)...	15

Impairment of Long-lived Assets

Long-lived assets, such as land, timber and property, buildings, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If events or circumstances arise that require a long-lived asset to be tested for potential impairment, the Company first compares undiscounted cash flows expected to be generated by the asset to its carrying value. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment charge is recognized to the extent that the carrying value exceeds the fair value. Fair value may be determined through various valuation techniques including quoted market prices, third-party independent appraisals and discounted cash flow models. During the year ended December 31, 2022, the Company performed a step zero impairment analysis on furniture and fixtures and land improvements and determined there were no qualitative factors that would indicate impairment. No impairment charges were recorded during the years ended December 31, 2022 and 2021. During the year ended December 31, 2022, no impairment triggering factors were noted and no quantitative analysis was performed.

Share-Based Compensation

We maintain one active incentive compensation plan: the 2021 Stock Incentive Plan (the Plan). The Plan provides for the issuance of restricted stock units (RSUs) and performance-based restricted stock units (PSUs) to certain of our employees, non-employee directors and consultants.

For awards that are subject to market conditions, we utilize a binomial-lattice model (i.e., Monte Carlo simulation model), to determine the fair value. The Monte Carlo simulation model utilizes multiple input variables to determine the share-based compensation expense. For grants with market conditions made during the twelve months ended December 31, 2022, we utilized an annualized volatility of 39.6%, a 0% dividend yield and an annual risk-free interest rate of 3.5% each determined over a period consistent with the performance period associated with the awards with market conditions. The volatility was based on the last two-year period of our stock performance. The stock price projection for us assumes a 0% dividend yield. This is mathematically equivalent to reinvesting dividends in the issuing entity over the performance period. The risk-free interest rate is equal to the yield, as of the measurement date, of the zero-coupon U.S. Treasury bill that is commensurate with the remaining performance measurement period.

Share-based compensation expense related to RSUs are expensed over the grant date to the end of the requisite service period using the straight-line method. PSUs are expensed over the grant date to the end of the requisite service period using a model-driven derived service period based upon the median of the price projection scenarios for each performance trigger. The RSUs and PSUs do not have voting rights. We calculate the fair value of our share-based awards on the date of grant.

Revenue Recognition

The Company accounts for revenue under ASU 2014-09, Revenue from Contracts with Customers (ASC 606). In accordance with ASC 606, we recognize revenues when the following criteria are met: (i) persuasive evidence of a contract with a customer exists, (ii) identifiable performance obligations under the contract exist, (iii) the transaction price is determinable for each performance obligation, (iv) the transaction price is allocated to each performance obligation, and (v) the performance obligations are satisfied. We derive a majority of our revenues from oil and gas royalties, timber sales, and surface leases. Surface leases are not within the scope of ASC 606 and are accounted for under ASC 842. See Note 9 for more detailed information about the Company's reportable segments.

Oil and Gas

Oil and gas revenue is generated through customer contracts, where we provide the customer access to a designated tract of land upon which the customer performs exploration, extraction, production and ultimate sale of the oil and gas. The Company receives royalties on all oil and gas produced by the customer. The performance obligation identified in oil and gas related contracts is the oil and gas produced on the designated tract of land. The performance obligation is satisfied at a point in time, which is when the customer produces oil and gas. The transaction price is comprised of fixed fees (royalties) on all oil and gas produced. The Company accrues monthly royalty revenues based upon estimates and adjusts to actual as the Company receives payments. Net accrued royalty income was $126,423 and $50,379 as of December 31, 2022 and 2021, respectively.

There are no capitalized contract costs associated with oil and gas contracts. The accounting for royalty income remains largely unchanged upon implementation of ASC 606.

Timber

Timber revenue is generated through customer contracts executed as a pay-as-cut arrangement, where the customer acquires the right to harvest specified timber on a designated tract for a set period of time at agreed-upon unit prices. The performance obligation identified in timber related contracts is the severing of a single tree.

We satisfy our performance obligation when timber is severed, at which time revenue is recognized. The transaction price for timber sales is determined using contractual rates applied to harvest volumes. The Company may receive a deposit at the time of entering into a stumpage agreement and this deposit is recorded in unearned revenue until earned. The Company held stumpage agreement deposits of $0 as of December 31, 2022 and 2021. There are no capitalized contract costs associated with timber contracts. No revenue has been recognized on the stumpage agreements held by the Company that are still open. The amount deposited by the customer is recognized as revenue against the first timber harvested. If no timber is harvested by the end of the contract the deposit is retained and recognized as income at contract end. The accounting of timber revenue remains largely unchanged upon implementation of ASC 606.

Surface

Surface revenue is earned through annual leases for agricultural and hunting activities and the Company records revenues evenly over the term of these leases. Surface revenues from these sources are recurring on an annual basis.

Surface revenue is also earned through right of way and related temporary work-space leases, both of which are not unusual in occurrence and are not recurring sources of revenue. Generally, a right of way lease relates to either a utility or pipeline right of way that is a permanent servitude or exists for fixed periods of time greater than thirty years. The Company retains ownership of the land and the servitude is limited to the use of the surface. Revenue is recorded at the time of the agreement's execution date. For income tax purposes, these types of agreements are treated as sales of business assets.

Other sources of surface revenue can be commercial activities leases and sales of surface minerals, such as dirt.

Basic and Diluted Earnings per share

Net earnings per share is provided in accordance with FASB ASC 260-10, "Earnings per Share". Basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted income per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive income per share excludes all potential common shares if their effect is anti-dilutive. For the year ended December 31, 2022, potentially dilutive shares attributable to 310,794 restricted stock units and performance shares were excluded in the calculation of earnings per share as their effect is anti-dilutive due to the Company's net loss for such period. There were no dilutive shares outstanding for the year ended December 31, 2021.

Dividends

The Company does not currently pay dividends on a regular basis. In determining whether to declare a dividend, the Board of Directors takes into account the Company's prior fiscal year's cash flows from operations and the current economic conditions, among other information deemed relevant. Dividends paid per common stock are based on the weighted average number of common stock shares outstanding during the period. No dividends were declared during the years ended December 31, 2022 and 2021.

Pursuant to a dividend reversion clause in the Company's Articles of Incorporation, dividends not claimed within one year after the dividend becomes payable will expire and revert in full ownership to the Company and the Company's obligation to pay such dividend will cease. Any dividend reversions are recorded in equity upon receipt.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

In accordance with generally accepted accounting principles, the Company has analyzed its filing positions in federal and state income tax returns for the tax returns that remain subject to examination. Generally, returns are subject to examination for three years after filing. The Company believes that all filing positions are highly certain and that all income tax filing positions and deductions would be sustained upon a taxing jurisdiction's audit. Therefore, no reserve for uncertain tax positions is required. No interest or penalties have been levied against the Company and none are anticipated.

Other Taxes

Taxes, other than income taxes, which consisted of property, franchise and oil and gas production taxes were $140,840 and $146,095, for the years ended December 31, 2022 and 2021, respectively.

Leases

The Company leases its lands to individuals and entities for various purposes. The Company accounts for these types of leases in accordance with ASC 842, *Leases,* and subsequent amendments, which require that leases be evaluated and classified as operating or capital leases for financial reporting purposes. For leases classified as operating, the Company calculates rent expense on a straight-line basis over the lesser of the lease term including renewal options, if reasonably assured, or the economic life of the leased premises, taking into consideration rent escalation clauses and other lease concessions, if applicable. The Company has no capital leases as of December 31, 2022, or 2021.

Recent Accounting Pronouncements

There are various updates recently issued to the accounting literature and these are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 2:   Fair Value of Financial Instruments

ASC 820 Fair Value Measurements and Disclosures ("ASC 820"), defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. It defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it was practical to estimate that value:

Class	Methods and/or Assumptions
Cash and cash equivalents:	Carrying value approximates fair value due to its readily convertible characteristic.
Equity investment in mutual funds and certificates of deposit:	Carrying value adjusted to and presented at fair market value.

The estimated fair value of the Company's financial instruments are as follows:

Financial Assets:	Level	December 31, 2022 Carrying Value	December 31, 2022 Fair Value	December 31, 2021 Carrying Value	December 31, 2021 Fair Value
Cash and cash equivalents.......................	2	$ 7,148,207	$ 7,148,207	$ 7,409,873	$ 7,409,873
Certificates of deposit	2	1,004,603	999,919	-	-
Equity investment in mutual funds	1	-	-	504,606	502,832
Total...		$ 8,152,810	$ 8,148,126	$ 7,914,479	$ 7,912,705

Note 3: Property and Equipment

Property and equipment consisted of the following:

	December 31, 2022	December 31, 2021
Land .... $	6,815,711 $	6,815,147
Timber...	2,230,564	2,214,985
Equipment	120,873	108,602
	9,167,148	9,138,734
Accumulated depreciation...	(87,536)	(82,496)
Total .... $	9,079,612 $	9,056,238

Depreciation expense was $5,039 and $2,027 for the years ended December 31, 2022 and 2021, respectively. Depletion expense was $883 and $563 for the years ended December 31, 2022 and 2021, respectively.

Note 4: Land Purchases and Sales

Land Purchases

During the year ended December 31, 2022, the Company purchased the following lands:

Quarter	+/- Acres	Louisiana Parish	Ownership	Land	Mineral Rights %
2nd	1.81	Jefferson Davis	16.67% $	564	0%

During the year ended December 31, 2021, the Company purchased the following lands:

Quarter	+/- Acres	Louisiana Parish	Ownership	Land	Mineral Rights %
3rd	10.84	Jefferson Davis	16.67% $	4,063	0%

Land Sales

During the year ended December 31, 2022, the Company sold the following lands:

Quarter	+/- Acres	Louisiana Parish	Ownership	Land	Mineral Rights %
3rd	6.67	Calcasieu	16.67% $	5,667	0%
4th	6.67	Allen	16.67% $	13,305	0%

During the year ended December 31, 2021, the Company sold the following lands:

Land Sales - 2021

Quarter	+/- Acres	Louisiana Parish	Ownership		Land	Timber	Mineral Rights %
1st	3.38	Beauregard	100.00%	$	31,018	-	0%
1st	10.00	Calcasieu	100.00%	$	70,500	-	0%
1st	10.00	Calcasieu	100.00%	$	68,500	-	0%
1st	5.40	Beauregard	100.00%	$	51,520	-	0%
1st	10.00	Calcasieu	100.00%	$	65,295	-	0%
1st	3.36	Beauregard	100.00%	$	31,610	-	0%
1st	10.00	Calcasieu	100.00%	$	68,620	-	0%
1st	20.98	Calcasieu	16.67%	$	16,408	-	0%
1st	10.00	Calcasieu	100.00%	$	68,090	-	0%
1st	10.00	Calcasieu	100.00%	$	65,800	-	0%
2nd	10.00	Calcasieu	100.00%	$	68,315	-	0%
2nd	6.62	Beauregard	100.00%	$	63,415	-	0%
2nd	70.44	St. Landry	40.00%	$	50,688	-	0%
2nd	32.52	Calcasieu	16.67%	$	25,458	-	0%
3rd	51.89	Calcasieu	16.67%	$	233,483	-	0%
3rd	3.38	Beauregard	100.00%	$	31,730	-	0%
3rd	40.00	Calcasieu	50.00%	$	19,200	-	0%
4th	138.57	Allen	40.00%	$	62,992	-	0%
4th	25.34	Calcasieu	100.00%	$	140,555	-	0%

For the years ended December 31, 2022 and 2021, gains on sales of land were $18,972 and $1,025,735, respectively.

Note 5:   Oil and Gas Leases

Results of oil and gas leasing activities for the years ended December 31, 2022 and 2021 are as follows:

		2022		2021
Gross revenues				
Royalty interests	$	596,755	$	364,907
Lease fees		-		-
		596,755		364,907
Production costs		(50,312)		(41,685)
Results before income tax expense		546,443		323,222
Estimated income tax expense		(140,155)		(93,734)
Results of operations from producing activities excluding corporate overhead	$	406,288	$	229,488

Reserve information relating to estimated quantities of the Company's interest in proved reserves of natural gas and crude including condensate and natural gas liquids is not available. A schedule indicating such reserve quantities is, therefore, not presented. Such reserves are located entirely within the United States. All oil and gas royalties come from Company owned properties that were developed and produced by producers, unrelated to Company, under oil and gas mineral lease agreements.

The Company's royalty and working interests share of oil and gas, exclusive of plant products, produced from leased properties were:

	2022	2021
Net gas produced (MCF)	14,891	10,410
Net oil produced (Bbl)	4,719	5,072

Note 6:   Segment Reporting

The Company's operations are classified into three principal operating segments that are all located in the United States: oil and gas, surface and timber. The Company's reportable business segments are strategic business units that offer income from different products. They are managed separately due to the unique aspects of each area.

The tables below present financial information for the Company's three operating business segments:

		Year Ended December 31,		
		2022		**2021**
Identifiable Assets, net of accumulated depreciation				
Timber	$	2,230,564	$	2,214,985
General corporate assets		15,457,026		14,840,102
Total		17,687,590		17,055,087
Capital expenditures:				
Timber	$	16,461	$	18,606
Surface		564		4,063
General corporate assets		12,271		-
Total segment costs and expenses	$	29,296	$	22,669
Depreciation and depletion				
Oil and gas	$	-	$	-
Timber		883		563
General corporate assets		5,039		2,027
Total	$	5,922	$	2,590

		Years Ended December 31,		
		2022		**2021**
Revenues:				
Oil and gas	$	596,755	$	364,907
Timber sales		219,974		151,102
Surface revenue		288,765		228,536
Total segment revenues		1,105,494		744,545
Cost and expenses:				
Oil and gas costs	$	50,312	$	41,685
Timber costs		28,664		11,684
Surface costs		7,273		-
Total segment costs and expenses		86,249		53,369
Net income from operations:				
Oil and gas	$	546,443	$	323,222
Timber		191,310		139,418
Surface		281,492		228,536
Total segment net income from operations		1,019,245		691,176
Unallocated other income (expense) before income taxes		(2,824,676)		392,143
Income (loss) before income taxes	$	(1,805,431)	$	1,083,319

There are no intersegment sales reported in the accompanying statements of operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on income or loss from operations before income taxes excluding nonrecurring gains and losses on equity investment. Income before income tax represents net revenues less costs and expenses less other income and expenses of a general corporate nature. Identifiable assets by segment are those assets used solely in the Company's operations within that segment.

Note 7: Concentrations

Revenues from customers representing 5% or more of total revenue for the years ended December 31, 2022 and 2021, respectively were:

| | | Years Ended December 31, | |
Count		2022	2021
1	$	158,336	$ 68,404
2		109,000	64,575
3		92,720	59,420
4		86,853	56,951
5		85,360	54,300
6		68,290	53,625
7		67,532	45,183
8		63,302	38,333

Note 8: Income Taxes

The Company files federal and state income tax returns on a calendar year basis. The net deferred tax liability in the accompanying balance sheets includes the following components at December 31, 2022 and 2021:

		2022		2021
Deferred tax assets	$	300,050	$	-
Deferred tax liabilities				(187,664)
	$	300,050	$	(187,664)

Reconciliations between the United States federal statutory income tax provision, using the statutory rate of 26%, and the Company's provision for income taxes at December 31, 2022 and 2021 are as follows:

		2022		2021
Income tax on income before extraordinary item:				
Tax at statutory rates	$	(464,762)	$	310,412
Tax effect of the following:				
Federal statutory depletion		(18,798)		(11,495)
State statutory depletion		(4,153)		(6,130)
State income tax dedcution		-		(12,751)
Federal income tax deduction		-		(18,200)
Other		-		2,134
Income tax on income	$	(487,713)	$	263,970

Deferred income taxes asset and payable result from timing differences in the recognition of revenue and expenses for tax and financial statement purposes. The effect of these timing differences at December 31, 2022 and 2021 is as follows:

		2022		2021
Net Operating Loss Carryover	$	6,487		
Percentage Depletion Carryover		22,951		
Stock-Based Compensation		458,276		
Casualty loss		(77,714)	$	(77,714)
Deferred gain		(109,950)		(109,950)
	$	300,050	$	(187,664)

The Company files income tax returns for federal and state purposes. Generally, the Company's tax returns remain open for three years for tax examination purposes. Tax positions are recognized when they are more likely than not to be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is more likely than not to be realized upon settlement. The Company is subject to periodic audits by the Internal Revenue Service and other state and local taxing authorities. These audits may challenge certain of the Company's tax positions such as timing and amount of income and deductions and the allocation of taxable income to various tax jurisdictions. The Company evaluates its tax positions and establishes liabilities if significant in accordance with the applicable accounting guidance on uncertainty in income taxes.

With few exceptions, the Company is no longer subject to U.S. Federal and state income tax examinations by the tax authorities for calendar years ending before December 31, 2018.

Note 9:   Related Party Transactions

The Company and Stream Wetlands Services, LLC ("Stream Wetlands") were parties to an option to lease agreement dated April 17, 2017 (the "OTL"). The OTL provided Stream Wetlands an option to lease certain lands from the Company, subject to the negotiation and execution of a mutually acceptable lease form.

On February 28, 2022, the Company exercised the OTL and entered into a 25-year lease in exchange for a one-time payment by Stream Wetlands of $38,333. The terms of the lease provide for formulaic contingent payments to the Company based on the amount of revenue threshold. William Gray Stream, the President and a director of the Company, is the president of Stream Wetlands.

The Company's President is also the President of Matilda Stream Management, Inc. ("MSM") and the Chief Financial Officer is the Chief Investment Officer of MSM. MSM provides administrative and accounting services to the Company for no compensation.

Surface revenue-related party was $38,333 and $38,333 for each of the years ended December 31, 2022 and 2021. All of this amount was attributable to the OTL with Stream Wetlands described above.

Note 10:   Share-Based Compensation

During the year ended December 31, 2022, the Company granted to certain employees an aggregate of 76,755 restricted stock units that vest over a three-year period through July 15, 2024 and 280,245 performance shares that vest upon achievement of certain stock price hurdles as measured during the period from July 15, 2020 through July 15, 2024. Each of the time-based and market-condition awards are subject to the recipient's continued service with us, the terms and conditions of our stock incentive plan and the applicable award agreement. No awards were issued in 2021. As of December 31, 2022, 14,622 restricted stock units and 31,584 performance shares vested and the underlying shares were issued to employees.

The share-based compensation expense recognized is included in general and administrative expense in the consolidated statements of operations. The total fair value of the awards was $3,374,002 of which $1,065,465 was unrecognized stock-based compensation expense as of December 31, 2022.

The plan participants elected to have the Company withhold 14,274 shares of the 46,206 shares earned to cover the employee payroll tax withholdings for the vested shares earned during the twelve-month period ended December 31, 2022. These shares are reported as treasury stock on the balance sheet.

The share-based compensation expense recognized by award type was $230,506 and $2,078,031 for restricted stock units and performance shares, respectively, for the year ended December 31, 2022.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-256589) of our report dated March 31, 2023 with respect to the audited financial statements of CKX Lands, Inc. (the "Company") appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2022.

/s/ MaloneBailey, LLP
www.malonebailey.com
Houston, Texas
March 31, 2023

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE AND FINANCIAL OFFICER PURSUANT TO RULE 13A-14(A) AND RULE 15D-14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, W. Gray Steam, certify that:

1. I have reviewed this annual report on Form 10-K of CKX Lands, Inc. (the "registrant");

2   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 31, 2023

/s/W. Gray Stream
W. Gray Stream
President
(Principal executive officer)

Exhibit 31.2

CERTIFICATION OF CHIEF EXECUTIVE AND FINANCIAL OFFICER PURSUANT TO RULE 13A-14(A) AND RULE 15D-14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Scott A. Stepp, certify that:

1. I have reviewed this annual report on Form 10-K of CKX Lands, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 31, 2023   */s/ Scott A. Stepp*
                                                                 Scott A. Stepp
                                                                 Chief Financial Officer
                                                                 (Principal financial officer)

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Sec. 1350
(Section 906 of the Sarbanes – Oxley Act of 2002)

In connection with the filing by CKX Lands, Inc. (the "Company") of the Annual Report on Form 10-K for the year ending December 31, 2022 (the "Report"), the undersigned hereby certifies, to the best of my knowledge, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 31, 2023

/s/W. Gray Stream
W. Gray Stream
President
(Principal executive officer)

Exhibit 32.2

Certification Pursuant to 18 U.S.C. Sec. 1350
(Section 906 of the Sarbanes – Oxley Act of 2002)

In connection with the filing by CKX Lands, Inc. (the "Company") of the Annual Report on Form 10-K for the year ending December 31, 2022 (the "Report"), the undersigned hereby certifies, to the best of my knowledge, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 31, 2023

/s/Scott A. Stepp
Scott A. Stepp
Chief Financial Officer
(Principal financial officer)

Board of Directors

Lee W. Boyer
Secretary of CKX Lands, Inc. and Retired Partner, Stockwell, Sievert, Viccellio, Clements & Shaddock, L.L.P.

Keith Duplechin
Principal, First Capital Group, LLC and AdSource, LLC

Daniel J. Englander
Managing Partner, Ursula Capital Partners

Max H. Hart
Principal, Haas-Hirsch Interests

Lane T. LaMure
Founder and Chief Investment Officer, Enlight Capital Advisors

Eugene T. Minvielle, IV
Financial Professional
MSE Partners, LLC

William Gray Stream
President of CKX Lands, Inc. and President, Matilda Stream Management, Inc.

Mary Leach Werner
Vice President, The Sweet Lake Land & Oil Co., LLC and The North American Land Co., LLC

Executive Officers

William Gray Stream
President

Scott A. Stepp
Chief Financial Officer

Lee W. Boyer
Secretary

Corporate Information

Corporate Office
2417 Shell Beach Drive
Lake Charles, Louisiana 70601
(337) 493-2399
www.ckxlands.com

Transfer Agent
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006
(866) 258-7742
(201) 680-6578 (Int'l.)
www.computershare.com

Independent Registered Public Accounting Firm
MaloneBailey, LLP
9801 Westheimer Road
Suite 1100
Houston, Texas 77042
(713) 343-4286

Form 10-K
The Annual Report on Form 10-K, including the financial statement and schedules thereto, for the year ended December 31, 2022, as well as the other information about CKX Lands, may be obtained without charge by writing to W. Gray Stream, President, at CKX Lands' corporate office, or by visiting CKX Lands' website at www.ckxlands.com